December 4, 2024

Fen "Eric" Zhang
Chief Executive Officer
Columbus Acquisition Corp/Cayman Islands
c/o Robinson & Cole LLP
Chrysler East Building
666 Third Avenue, 20th Floor
New York, NY 10017

       Re: Columbus Acquisition Corp/Cayman Islands
           Registration Statement on Form S-1
           Filed November 15, 2024
           File No. 333-283278
Dear Fen "Eric" Zhang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed November 15, 2024
Principal Shareholders, page 171

1. Please revise to address the number of shares beneficially owned and the percentage
       of the class owned by Jie    Janet    Hu.
Exhibit 23.1, page II-2

2. It appears that the consent from your independent registered public accounting firm is not signed. Please confirm that such consent had a conformed signature at the time it was included as an exhibit. Additionally, please amend your registration statement to provide a currently dated and signed consent from your independent auditors.
       We remind you that the company and its management are responsible for the accuracy
 December 4, 2024
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-
3356 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Er (Arila) Zhou